082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	01 October 2007



07027329

Dear Sir

J Sainsbury Announces: Total Voting rights and capital.   **SUPPL**

Please find enclosed copies of the above announcements made to the London Stock Exchange on 01 October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

100% post consumer waste recycled paper

20/000677

J Sainsbury plc
1 October 2007



J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 28 September 2007, consists of 1,741,961,000 ordinary shares of 28$\frac{4}{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,961,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 October 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 28 September 2007, consists of 1,741,961,000 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,961,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 October 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 28 September 2007, consists of 1,741,961,000 ordinary shares of 28$\frac{4}{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,961,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 October 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the
Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 28 September 2007, consists of 1,741,961,000 ordinary
shares of 28$4/7$ pence with voting rights. J Sainsbury plc does not hold any shares in
Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,961,000.

The above figure may be used by shareholders as the denominator for the
calculations by which they will determine if they are required to notify their interest
in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and
Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 October 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 28 September 2007, consists of 1,741,961,000 ordinary shares of 28$_{4/7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,961,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6   Ext: 020 7695 6378
450 Fifth Street N.W.   Fax: 020 7695 6378
Washington DC 20549   Date: 01 October 2007
USA

SUPPL

Dear Sir

<u>J Sainsbury Announces: Notification of relevant securities in issue.</u>

Please find enclosed copies of the above announcements made to the London Stock Exchange on
28 September 2007.

Yours sincerely



Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

100% post consumer waste recycled paper

20/000677

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,951,913 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,951,913 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,951,913 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,951,913 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,951,913 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.


Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,961,000 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,961,000 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,961,000 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,961,000 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
28 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,961,000 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.



J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	02 October 2007



SUPPL

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 02 October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England



Sainsbury(J) PLC
02 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,970,633 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
02 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,970,633 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
02 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,970,633 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
02 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers,
Sainsbury's confirms that it has 1,741,970,633 Ordinary shares of 28 4/7 pence
each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any
person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or
more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any
'relevant securities' of that company (including by means of an option in
respect of, or a derivative referenced to, any such 'relevant securities') must
be publicly disclosed by no later than 3.30 pm (London time) on the London
business day following the date of the relevant transaction. This requirement
will continue until the date on which the offer becomes, or is declared,
unconditional as to acceptances, lapses or is otherwise withdrawn or on which
the 'offer period' otherwise ends. If two or more persons act together pursuant
to an agreement or understanding, whether formal or informal, to acquire an
'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a
single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant
securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin
Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon
(London time) on the London business day following the date of the relevant
transaction.

A disclosure table, giving details of the companies in whose 'relevant
securities' 'dealings' should be disclosed, and the number of such securities in
issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic
exposure, whether conditional or absolute, to changes in the price of
securities. In particular, a person will be treated as having an 'interest' by
virtue of the ownership or control of securities, or by virtue of any option in
respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required
to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
02 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,970,633 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.



END